May 24, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  H. Christopher Owings, Assistant Director

Re:          Public Service Company of New Mexico
Registration Statement on Form S-3
Filed April 15, 2011, as amended May 24, 2011
File No. 333-173530

Dear Mr. Owings:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Public Service Company of New Mexico (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to Thursday, May 26, 2011, at 2:00 p.m. Eastern Time, or as soon as practicable thereafter.  The Company hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and
    Exchange Commission
May 24, 2011

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Charles Moore, Associate General Counsel, at (505) 241-4935 and that such effectiveness also be confirmed in writing by email to Charles Moore at Charles.Moore@pnmresources.com.

Very truly yours,

PUBLIC SERVICE COMPANY OF NEW MEXICO

By:             /s/ Patrick V. Apodaca
Patrick V. Apodaca
Senior Vice President, General Counsel and
Secretary